September 20, 2010

Mr. James Peklenk
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

Re:           American Safety Insurance Holdings, Ltd.
Form 10-K for the fiscal year ended December 31, 2009,
filed March 16, 2010
Form 10-K/A filed April 29, 2010
Form 10-Q for the quarter ended June 30, 2010, filed
August 9, 2010.
File No. 001-14795

Dear Mr. Peklenk:

Confirming our conversation of this morning, on behalf of American Safety Insurance Holdings, Ltd. (the “Company”), I request an extension of time in which to file our responses to the Staff’s comment letter dated September 7, 2010.  The comments relate to the Company’s Form 10-K for the year ended December 31, 2009, Form 10-K/A and Form 10-Q for the quarter ended June 30, 2010.   We will provide responses to your comments by the close of business on October 1, 2010.

Thank you for your assistance.

Sincerely,

Randolph L. Hutto
General Counsel